January 17, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Patrick Gilmore, Accounting Branch Chief

Re:          Logitech International S.A.

Form 10-K for the Fiscal Year ended March 31, 2011

Filed May 27, 2011

File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated December 22, 2011 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II — Valuation and Qualifying Accounts

Staff Comment No. 1:

We note that you recharacterized $9 million in reserves as of March 31, 2009 from cooperative marketing programs to customer incentive programs due to a change in the nature and goals of the discounts. Please confirm whether this was a change to existing programs or whether you replaced existing programs with new programs. To the extent that you modified the terms of existing programs, tell us how these modifications were executed with your partners.

Response to Comment No. 1:

We confirm there were no changes to existing programs or replacement of existing programs with new programs which caused the reclassification of the reserves. However, in fiscal year 2010, we increased the use of some existing programs that encourage linear purchasing, and decreased the use of other existing programs related to consistent product replenishment.

As a result of this shift, for our fiscal year 2010 10-K we re-evaluated how the reserves for our programs were grouped into the categories presented on Schedule II, Valuation and Qualifying Accounts. We decided to reclassify the reserves included on Schedule II so that our programs were better aligned within the categories presented. In order to be consistent, we also reclassified the fiscal year 2009 balances presented in our fiscal year 2010 Schedule II to reflect the new groupings. These reclassifications did not change the total amount of the reserves or the activity during fiscal years 2009 or 2010. There were no reclassifications between fiscal years 2010 and 2011.

Staff Comment No. 2:

We note that you re-grouped $13 million in reserves as of March 31, 2009 from customer incentive programs to pricing programs due to increased discounts associated with increases in your gross selling prices. Please tell us how increases in your discounts resulted in a decrease in customer incentive programs. In this regard, explain whether existing incentive programs were modified or whether the increased discounts related to new programs. To the extent that you modified the terms of existing programs, tell us how these modifications were executed with your partners.

Response to Comment No. 2:

We advise that increases in our discounts did not result in a decrease in customer incentive programs. For our fiscal year 2010 10-K, we reclassified the reserves included on Schedule II so that our programs were better aligned within the categories presented. We created a pricing programs category and reclassified fiscal year 2009 price-related reserves previously included in the customer incentives and cooperative marketing categories into the pricing programs category. The total of the customer incentive category decreased as a result of these reclassifications but there was no change in the total amount of reserves and activity for fiscal year 2009 presented on Schedule II in our 2010 Form 10-K.

Staff Comment No. 3:

We note that the increase in customer incentive program reserves during 2011 was driven by increases in consumer rebates and increases in performance discounts. We further note that the increase in sales return reserves increased due to higher expected returns on specific products in your Americas region. Please further describe the circumstances that led to the increase in consumer rebates, performance discounts and expected returns.

Response to Comment No. 3:

Overall, in fiscal year 2011 we offered more incentive discounts to encourage sell-through in a competitive and weak economic environment. We increased consumer rebates in our Americas region to encourage consumer purchases during a period of modest economic growth in the region, and to counter the effect of increased levels of promotions offered by our competitors. We also offered more performance discounts in our EMEA region in response to demand weakness and the uneven economic recovery across the various countries within the region.

The increase in our sales returns reserve in the Americas region in fiscal year 2011 resulted from higher anticipated returns of our Logitech Revue products, because the Google TV platform had not met widespread consumer acceptance, and the sell-through of Logitech Revue and related products for the Google TV platform was below our expectations. Additional analysis indicated that our worldwide sales returns reserves also increased as a result of anticipated higher returns of certain products sold in Switzerland due to the adoption of new Swiss energy compliance regulations. We also anticipated higher negotiated returns from a customer in Germany, which contributed to the increase in worldwide sales returns reserves.

Staff Comment No. 4:

Finally, we note that lower sales return trends resulted in decreased sales return reserves during 2010. Please further describe the circumstances that led to the decrease in lower sales return trends.

Response to Comment No. 4:

The lower sales return trends in fiscal year 2010 resulted from lower historical sales returns, lower sales, and changes in customer behavior. Actual sales returns in fiscal year 2010 were lower than previous fiscal years. Sales in fiscal year 2010 declined compared with fiscal year 2009. In response to economic conditions, we believe our customers were reducing the amount of channel inventory which they carried at the end of fiscal year 2010. Lower channel inventory means there were fewer products that were eligible to be returned in fiscal year 2011 from the inventory that was purchased in fiscal year 2010. These three factors were the primary contributors to lower sales returns trends. Lower sales return trends resulted in a decrease in our sales returns reserves as of March 31, 2010.

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Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and Chief Financial Officer

cc:	Jaime John, Staff Accountant, Division of Corporation Finance, SEC
Katherine Wray, Staff Attorney, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Guerrino De Luca, Chairman, Acting President and CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Cory J. Starr, PricewaterhouseCoopers LLP